Filed by FS Specialty Lending Fund

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed under Rule 14a-6(b) of the Securities Exchange Act of 1934

Subject Company: New FS Specialty Lending Fund

File No. of Registration Statement: 333-286859

REMEMBER TO VOTE If you have questions about the listing To sign up for edelivery, visit bit.ly/fs-investor-login. See reverse side for instructions on how to vote. If you have already voted your shares, there is no further action needed on your part. You have already received proxy materials in the mail regarding the proposed listing of FS Specialty Lending Fund. The fund currently intends to list on the NYSE with the ticker symbol FSSL before the end of Q4 2025. — Visit fsproxy.com — Contact your financial advisor — Call Future Standard 877-628-8575

NOTE: This is not an actual Control Number. Please refer to the proxy card for your unique Control Number. NOTE: This is not an actual Control Number. Please refer to the proxy card for your unique Control Number. WE NEED YOUR VOTE! The shareholder meeting will be held on September 26, 2025. Whether or not you plan to attend, your vote is very important. For your convenience, we’ve highlighted where you can find your unique Control Number. If you have any questions or need assistance, please call 1-844-202-3147. New FS Specialty Lending Fund has filed a joint proxy statement/prospectus and other proxy materials with the Securities and Exchange Commission (SEC) in connection with the matters described herein. Investors are urged to read the proxy materials and any other relevant documents because they contain important information about the proposals. Free copies of the proxy statement/prospectus and other proxy materials are available on the SEC’s website at www.sec.gov or at www.fsproxy.com. © 2025 Future Standard www.futurestandard.com 00287936 Three ways to vote today BY PHONE With a proxy card Call 800-690-6903 to vote using anautomated system. Without a proxy card Call 844-202-3147 Mon–Fri, 9:00 AM–10:00 PM ET Sat–Sun, 10:00 AM–6:00 PM ET For brokerage accounts Download ProxyVote app and register for an account using the email address associated with your brokerage account. BY COMPUTER Visit www.proxyvote.com Please have your proxy card in hand when accessing the website. There are easy-to-follow directions to help you complete the electronic voting instruction form. BY MAIL Mark, sign and date your ballot and return it in the postage-paid envelope provided.